Exhibit 99.1

AMENDMENT TO

STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS AMENDMENT (the “Amendment”) dated as of June 28 , 2012 to the Standby Equity Distribution Agreement dated as of May 11, 2012 (the “Agreement”) is made by and between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited partnership (the “Investor”), and FREESEAS INC., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”).

WHEREAS, the parties desire to amend a provision of the Agreement as set forth herein;

NOW, THEREFORE, the parties hereto agree as follows:

Article I. Amendment

Section 6.17(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Commencing with any SEC filing which includes the Company’s results of operations for the six months ended June 30, 2012, at the request of the Investor the Company will cause its independent accountants to furnish to the Investor, at the Investor’s request, a letter containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company and the Company shall deliver additional “comfort letters” promptly after (i) the date the Registration Statement or any prospectus shall be amended or supplemented (other than (1) in connection with the filing of a prospectus supplement that contains solely information relating to the number of shares sold by the Investor pursuant to the Registration Statement, (2) in connection with the filing of any report or other document under Section 13, 14 or 15(d) of the Exchange Act (other than a filing of a Form 6-K which contains financial statements), or (3) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a “Registration Statement Amendment Date”) and (ii) the date of filing or amending each Annual Report on Form 20-F or report on Form 6-K which includes quarterly financial statements for a period in which an Advance was delivered pursuant to this Agreement and which are incorporated by reference in the Registration Statement (each such date, a “Company Periodic Report Date”).

Article II. Miscellaneous

Section 2.01 The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement is unmodified and remains in full force and effect.

Section 2.02 This Amendment may be executed in one or more counterparts, each of which will deemed to be an original and all of which will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: FREESEAS INC.

By:	/s/ Alexandros Mylonas
Name:	Alexandros Mylonas
Title:	Chief Financial Officer

INVESTOR: YA GLOBAL MASTER SPV LTD.

By:	Yorkville Advisors, LLC
Its:	Investment Manager

By:	/s/ David Gonzalez
Name:	David Gonzalez
Title:	Member and General Counsel